

Mail Stop 4561

September 29, 2017

Christopher E. Greiner
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road,
Bowie, Maryland 20716

> **Re: Inovalon Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 8-K**
> **Furnished February 22, 2017**
> **File No. 001-36841**

Dear Mr. Greiner:

We have reviewed your September 12, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2017 letter.

Form 8-K Furnished on February 22, 2017

1. Your response to prior comment 4 shows $10.3 million of compensatory contingent consideration recorded in general and administrative expenses during 2016. Please reconcile this amount to your disclosure on page 61 of Form 10-K for the fiscal year ended December 31, 2016, which indicates an additional post-acquisition contingent consideration expenses of approximately $5.5 million related to the Avalere and Creehan acquisitions. Also revise your future earnings releases to clearly describe why you believe excluding these costs in your non-GAAP measures provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services